[Letterhead of Luse Gorman, PC]

(202) 274-2007	nquint@luselaw.com

October 30, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.:	Erin E. Martin, Esq.
Special Counsel

Re:	PB Bancorp, Inc. (Registration No. 333-206892)
Registration Statement on Form S-1

Dear Ms. Martin:

On behalf of PB Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated October 8, 2015, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The requested graphics, logos and map have been included in the Amended S-1, as requested.

Prospectus Cover Page

2.	Please include the “Subject to Completion” legend as required by Item 501(b)(10) of Regulation S-K or advise.

Securities and Exchange Commission

October 30, 2015

We respectfully request that the noted legend not be added to the cover page, as the Company confirms that it will not use the prospectus or the proxy statement/prospectus before the effective date of the Registration Statement.

Transactions With Certain Related Persons, page 91

3.	In the last sentence of the first paragraph of this section, please delete the qualification that “Management believes” or explain to us why such qualification is appropriate under Instruction 4 to Item 404(a) of Regulation S-K.

Page 96 has been revised, as requested, to remove the words “Management believes.”

Executive Compensation, page 92

4.	We note your reference in the first risk factor on page 27 to certain employment agreements that you have entered into with your executive officers. Please revise to disclose the material terms of each named executive officer’s employment agreement or arrangement, whether written or unwritten. Refer to Item 402(o)(1) of Regulation S-K. In addition, please separately file the same as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K for guidance.

The reference to employment agreements was included inadvertently, and has been removed from page 27 of the proxy/prospectus.

Beneficial Ownership of Common Stock, page 97

5.	Please identify the natural person or persons with voting or dispositive power over the shares owned by Putnam Bancorp, MHC.

We respectfully request that no additional disclosure be provided with respect to the voting or dispositive power of the shares owned by Putnam Bancorp, MHC, as Putnam Bancorp, MHC is a mutually held, non-stock corporation that is controlled by a board of directors and not by any single or group of individuals or investors.

Putnam Bancorp, MHC, as a mutual holding company, is a continuation of the mutual interests of Putnam Bank in its prior mutual form, and was formed by Putnam Bank as part of an internal corporate reorganization. As a mutual entity, it does not have actual “owners,” but depositors of Putnam Bank have certain indicia of ownership, such as voting rights (on transactions like the subject conversion) and subscription rights in certain stock offerings, such as the subject stock offering.

Investment decisions are not made by any individual, but instead are made at the instruction of the entire board of directors. Proceeding with the subject conversion and stock

Securities and Exchange Commission

October 30, 2015

offering (effectively, the disposition of all of the shares of PSB Holdings, Inc. held by Putnam Bancorp, MHC) required the approval of at least two-thirds of Putnam Bancorp, MHC’s board of directors (even before such transaction must be approved by depositors and stockholders), and could not be conducted at the direction of any one individual. In addition, federal regulations require that, so long as Putnam Bancorp, MHC is in existence, it must own a majority of the outstanding stock of the existing public entity, PSB Holdings, Inc. Accordingly, even if the board of directors wished to delegate investment authority to any one individual, such individual would have significant regulatory restrictions on the ability to dispose of shares.

We note further that no one person is given sole voting power with respect to shares held by Putnam Bancorp, MHC. The manner in which shares are voted by Putnam Bancorp, MHC is prescribed by regulations issued by the Board of Governors of the Federal System (the “FRB”). Section 13 of the Mutual Holding Company Model Bylaws, included in Appendix C to the FRB’s Regulation MM (which regulation governs the operation of mutual holding companies), provides a mechanism for voting shares held by a mutual holding company. Specifically, shares may be voted “by the president or a vice president and the secretary or an assistant secretary of the Mutual Company or by any other persons so authorized by the board.” Accordingly, the voting procedures have not been established by agreement of owners. Also, Putnam Bancorp, MHC’s board of directors currently consists of six members, all of whom have equal voting rights, such that no one director can act individually to vote the shares. Furthermore, as noted above, Putnam Bancorp, MHC, as a mutual organization, does not have owners who have a pecuniary interest in the shares held by Putnam Bancorp, MHC. As such, the directors and executive officers do not also own, directly or indirectly, any of the stock held by Putnam Bancorp, MHC.

We believe that disclosure with respect to Putnam Bancorp, MHC and its ownership of PSB Holdings, Inc. shares (and effective control of PSB Holdings, Inc.) is immaterial to an investment decision with respect to the Company and its stock offering. Should the conversion and stock offering be completed, Putnam Bancorp, MHC will own no shares of the Company, but instead will be merged out of existence. Accordingly, investors in the Company’s stock offering will not be effected by the current ownership structure and related control of Putnam Bancorp, MHC.

We believe that this would be consistent with guidance previously provided by the Securities and Exchange Commission in its no-action letter dated July 8, 1997 regarding “Southland Corporation,” in which the Securities and Exchange Commission noted that “the determination of beneficial ownership is a question of fact, and an analysis of all the relevant circumstances, including the existence of control and group relationships, is necessary.” We believe that the unique facts related to the corporate, regulatory and operational structure of Putnam Bancorp, MHC, including that Putnam Bancorp, MHC will not exist following the completion of the conversion and stock offering, support this position.

Securities and Exchange Commission

October 30, 2015

Proxy/Prospectus for current, PSB Holdings public shareholders

Letter to Shareholders/Cover Page

6.	Please clarify, if true, that shareholders of PSB Holdings do not have any subscription rights in the common stock offering, absent any status that they might have as depositors.

The cover page of the proxy/prospectus has been revised to clarify that shareholders do not have subscription rights absent also being depositors, as requested.

Proposal 1 — Approval of the Plan of Conversion . . . , page 14

7.	We note your statement in the first full paragraph on page 15 of the proxy/prospectus that you “may offer for sale shares of common stock not purchased in the subscription offering or the community offering through a syndicated or firm commitment underwritten offering” (emphasis added). We are unable to locate any reference to a firm commitment underwritten offering elsewhere in the prospectus. Please make appropriate revisions throughout the prospectus to describe the firm commitment underwritten offering in greater detail or remove the reference to such an offering.

The reference to a firm commitment underwritten offering was included inadvertently, and has been removed from page 15 of the proxy/prospectus.

Part II

Exhibits

8.	The exhibit index indicates that you have omitted all exhibits to the Form of Agency Agreement filed as exhibit 1.2. Please note that absent an order granting confidential treatment or as otherwise explicitly permitted by Item 601 of Regulation S-K, you must file complete copies, including attachments, of all required exhibits in their entirety. Attachments include, for example, annexes, appendices, exhibits and schedules. Please file all the exhibits to your exhibit 1.2 in their entirety. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

Exhibit 1.2 has been refiled in its entirety, as an exhibit to the Amended S-1, as requested.

Securities and Exchange Commission

October 30, 2015

9.	Please file all required exhibits as promptly as possible. If you are not in a position to file the federal and state tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be submitted as correspondence.

All remaining unfiled exhibits, including the federal and state tax opinions, have been filed as part of the Amended S-1, as requested.

10.	We note that you plan to file exhibits 8.1, 8.2, 99.4 and 99.5 “supplementally.” Please tell us why you believe that is appropriate or revise to indicate that they will be filed in an amendment.

The noted exhibits have been filed as part of the Amended S-1. In addition, references to supplemental filings have been removed.

* * * * *

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures
cc:	Thomas A. Borner, President and
Chief Executive Officer
Eric Luse, Esq.